AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2025
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ZMW 280 million'Feed Africa'USD-Settled Fixed Rate Notes	Borrowing	08-Jan-25	21-Jan-25	21-Jan-29	ZMW 280.00	BNP Paribas
NGN 17 billion USD-Settled Fixed Rate Notes	Borrowing	10-Jan-25	17-Jan-25	17-Jan-27	NGN17,000.00	Standard Chartered Bank
GBP 500 million Fixed Rates Notes	Borrowing	14-Jan-25	21-Jan-25	01-Feb-28	GBP 500.00	Merrill Lynch International/BMO Capital Markets/RBC/Nomura
USD 25 million Fixed Rate Callable Notes	Borrowing	16-Jan-25	28-Jan-25	28-Jan-30	USD 25.00	Wells Fargo Bank/N.A
ZAR 1 billion Zero Coupon Notes _Tap 1	Borrowing	17-Jan-25	24-Jan-25	16-Sep-51	ZAR 70.00	BNP Paribas
GBP 25 million Fixed Rate Notes _Tap 1	Borrowing	28-Jan-25	04-Feb-25	01-Feb-28	GBP 25.00	BMO Capital Markets
UGX 19 billion USD-settled Fixed Rate Notes	Borrowing	30-Jan-25	11-Feb-25	11-Feb-27	UGX 19,000.00	BNP Paribas
AUD 500 million Social Kangaroo Bond	Borrowing	06-Feb-25	13-Feb-25	13-Feb-30	AUD 500.00	JP Morgan/RBC/UBS
GBP 175 million Fixed Rate Notes_Tap 2	Borrowing	06-Feb-25	13-Feb-25	01-Feb-28	GBP 175.00	NatWest Markets PLC/Citigroup Global Market
GBP 100 million Fixed Rate Notes _Tap 3	Borrowing	06-Feb-25	13-Feb-25	01-Feb-28	GBP 100.00	RBC
INR 625 million JPY-Settled Zero Coupon Notes _Tap 1	Borrowing	13-Feb-25	20-Feb-25	17-Jul-30	INR 434.69	BNP Paribas
GBP 50 million Fixed Rate Notes_Tap 4	Borrowing	20-Feb-25	27-Feb-25	01-Feb-28	GBP 50.00	Morgan Stanley
GBP 150 million Fixed Rate Notes _Tap 5	Borrowing	21-Feb-25	28-Feb-25	01-Feb-28	GBP 150.00	NatWest Markets PLC
GBP 50 million Fixed Rate Notes _Tap 6	Borrowing	25-Feb-25	04-Mar-25	01-Feb-28	GBP 50.00	NatWest Markets PLC
GBP 120 million Fixed Rate Notes _Tap 7	Borrowing	28-Feb-25	07-Mar-25	01-Feb-28	GBP 120.00	HSBC/Merrill Lynch International
JPY 500 million FX-Linked PRDC Callable Notes	Borrowing	04-Mar-25	25-Mar-25	26-Mar-55	JPY 500.00	BNP Paribas
NGN 7.5 billion USD-Settled Fixed Rate Notes _Tap 1	Borrowing	05-Mar-25	12-Mar-25	17-Jan-27	NGN 7,500.00	Standard Chartered Bank
ZAR 200 million Fixed Rate Notes	Borrowing	06-Mar-25	13-Mar-25	13-Mar-26	ZAR 200.00	Toronto Dominion
USD 2 billion Global Fixed Rate Notes	Borrowing	11-Mar-25	18-Mar-25	18-Mar-30	USD 2,000.00	Goldman Sachs/Nomura/HSBC/Societe Generale/Toronto Dominion
HKD 300 million Fixed Rate Notes	Borrowing	19-Mar-25	01-Apr-25	01-Apr-26	HKD 300.00	Morgan Stanley
USD 40 million Callable Fixed Rate Notes	Borrowing	19-Mar-25	26-Mar-25	27-Mar-28	USD 40.00	BMO Capital Markets
USD 40 million Callable Fixed Rate Notes	Borrowing	19-Mar-25	26-Mar-25	25-Mar-27	USD 40.00	BMO Capital Markets
KES 2.5 billion USD-Settled Fixed Rate Notes	Borrowing	20-Mar-25	01-Apr-25	01-Apr-26	KES 2,500.00	Merrill Lynch International

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 1,135 million Fixed Rate Notes	3-Jul-14	10-Jul-14	10-Jan-25	AUD 1,135.00
KES 2.5 billion USD-settled Fixed Rate Notes	5-Jan-23	12-Jan-23	12-Jan-25	KES 2,500
USD 9 million Zero Coupon Notes	31-Jan-24	7-Feb-24	7-Feb-25	USD 9.00
USD 10 million (BWP linked) Fixed Rate Notes	3-Feb-23	10-Feb-23	10-Feb-25	USD 10.00
TRY 50 million Zero Coupon Notes	6-Feb-15	13-Feb-15	13-Feb-25	TRY 50.00
VND 240 billion Fixed Rate Notes	16-Feb-24	26-Feb-24	26-Feb-25	VND 240,000.00
BRL 125 million Fixed Rate Notes	19-Feb-20	4-Mar-20	4-Mar-25	BRL 125.00
MXN 20 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	30-Jan-23	6-Mar-23	7-Mar-25	MXN 20.00
HKD 300 million Fixed Rate Notes	6-Mar-24	14-Mar-24	14-Mar-25	HKD 300.00
INR 439.3 million Fixed Rate Notes	10-Mar-22	22-Mar-22	21-Mar-25	INR 439.30
ZAR 75 million 'Industrialize Africa' Fixed Rate Notes	11-Mar-21	23-Mar-21	24-Mar-25	ZAR 75.000
CNY 450 million Fixed Rate Notes	18-Mar-24	25-Mar-24	25-Mar-25	CNY 450.00
HKD 200 million Fixed Rate Notes	15-Mar-24	26-Mar-24	26-Mar-25	HKD 200.00
HKD 300 million Fixed Rate Notes	19-Mar-24	26-Mar-24	26-Mar-25	HKD 300.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 50 million Fixed Rate Callable Notes	10-Feb-23	17-Feb-23	17-Feb-28	USD 50.00	17-Feb-25	JP Morgan
USD 25 million Fixed Rate Callable Notes	13-Feb-23	28-Feb-23	28-Feb-28	USD 25.00	28-Feb-25	Wells Fargo Bank /N.A
USD 50 million Fixed Rate Callable Notes	20-Mar-24	27-Mar-24	27-Mar-29	USD 50.00	27-Mar-25	BNP Paribas

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2025.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer